FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated: May 31, 2012

STRUCTURED PRODUCTS

ENHANCEMENT

MARKET LINKED NOTE

CAPPED BUFFERED UNDERLYING SECURITIES (BUyS)

LINKED TO A BASKET OF EQUITY COMPONENTS

PRODUCT DESCRIPTION

- Investment designed to provide exposure to an equally weighted basket consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund (each index, a "Basket Index," the exchange traded fund, the "Basket ETF," and together, the "Basket Components"), subject to a Maximum Return
- Investors will have one-for-one downside exposure to any decline in excess of the first 20.00% decline in the Basket Return
- Investors may lose up to 80.00% of their initial investment
- Investors will not receive any coupon or dividend payments
- Any payment on the BUyS is subject to the creditworthiness of the Issuer



Opportunity
Enhancement
Return
Protection
Risk

SUMMARY OF INDICATIVE TERMS (as of May 31, 2012)

Issuer:	Deutsche Bank AG, London Branch
CUSIP:	2515A1K91
Face Amount:	$1,000 per BUyS
Basket:	S&P 500® Index (SPX) Russell 2000® Index (RTY) iShares® MSCI EAFE Index Fund (EFA UP)
Participation Rate:	125.00% upside participation
Basket Return Cap:	47.80% – 57.80% (TBD on Trade Date)
Maximum Return:	59.75% – 72.25% (TBD on Trade Date)
Buffer Level:	20.00%
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated on the Final Valuation Date, as follows: 100 x [1 + (S&P Index return x 1/3) + (Russell Index return x 1/3) + (EFA Fund return x 1/3)] where the return for each Basket Index is the percentage change from the applicable Initial Component Level of the applicable Basket Index (to be determined on the Trade Date) to the applicable index closing level of such Basket Index on the Final Valuation Date, and the return for the Basket ETF is the percentage change from the Initial Component Level of the Basket ETF (to be determined on the Trade Date) to the closing price of one share of the Basket ETF on the Final Valuation Date *multiplied by* the then-current Share Adjustment Factor for the Basket ETF.
Payment at Maturity:	Please see Calculating the Payment at Maturity on the next page for a description of how the Payment at Maturity is determined.

IMPORTANT DATES

Offering Period:	May 31 – June 22, 2012
Trade Date:	June 22, 2012
Settlement Date:	June 29, 2012
Final Valuation Date:	June 22, 2016
Maturity Date:	June 29, 2016

DISCOUNTS AND COMMISSIONS

	Price to Public	Maximum Total, Discount, Commissions and Fees	Minimum Proceeds to Issuer
Per BUyS	$1,000	$27.50	$972.50

The BUyS will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 2.75% or $27.50 per $1,000 Face Amount of BUyS. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 Face Amount of BUyS. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 1542J.

NOT FDIC / NCUA INSURED OR GUARANTEED MAY LOSE VALUE
NO BANK GUARANTEE NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

CALCULATING THE PAYMENT AT MATURITY

For every  $1,000 Face  Amount of BUyS,  investors  will  receive at maturity an amount based on the Basket Return, determined as follows:

Assumes $1,000 of Face Amount of BUyS, a Buffer Level of 20.00%, a Participation
Rate of 125.00%, a Basket Return Cap of 52.80% and a Maximum Return of 66.00%.

Hypothetical  scenario  analysis does not reflect  advisory  fees,  brokerage or other  commissions,  or any  other  expenses  that  an  investor  may  incur  in connection with the BUyS. No representation is made that any trading strategy or account will,  or is likely to,  achieve  similar  returns to those shown above.
Hypothetical  results are neither an indicator nor guarantee of future  returns.
Actual results will vary, perhaps materially, from this hypothetical scenario.

SELECTED RISK FACTORS

YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL, SUBJECT TO OUR CREDITWORTHINESS — The BUyS do not guarantee any return of your initial investment in excess of $200.00 per $1,000 Face Amount of BUyS. The return on the BUyS at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Basket in excess of the Buffer Level. Accordingly, you could lose up to $800.00 for each $1,000 that you invest.
THE RETURN ON YOUR BUYS IS LIMITED BY THE BASKET RETURN CAP — The Basket Return cannot exceed the Basket Return Cap of between 47.80% and 57.80% (to be determined on the Trade Date) and therefore the Maximum Return will be between 59.75% and 72.25% (to be determined on the Trade Date). Thus, your payment at maturity is limited to a maximum payment of between $1,597.50 and $1,722.50 (to be determined on the Trade Date) for each $1,000 Face Amount of the BUyS you hold, regardless of any increase in the Basket beyond the Basket Return Cap.
CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other, in which case, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.
NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Components or holders of shares of an exchange traded fund would have.
CREDIT RISK — The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.
PAST PERFORMANCE OF THE BASKET COMPONENTS OR ANY UNDERLYING INDEX OR COMPONENT STOCKS OF THE BASKET COMPONENTS IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Basket Components or any underlying index or component stocks of the Basket Components over the term of the BUyS, as well as the amount payable at maturity, may bear little relation to the historical levels of the Basket Components or such underlying index or component stocks of the Basket Components.
THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor but the calculation agent is not required to make such adjustments in response to all events that could affect the shares of the Basket ETF.
FLUCTUATION OF NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the Basket ETF shares may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges.
ADJUSTMENTS TO THE BASKET ETF OR TO ITS UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE BUYS — The Basket ETF seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of its underlying index (the "tracked index"). The sponsor of the tracked index may add, delete or substitute the stocks underlying the tracked index, which could change the value of the tracked index. Pursuant to its investment strategy or otherwise, the investment adviser or sponsor of the Basket ETF may add, delete, or substitute the stocks composing the Basket ETF.
THE BASKET ETF AND ITS TRACKED INDEX ARE DIFFERENT – The performance of the Basket ETF may not exactly replicate the performance of its tracked index because the Basket ETF will reflect transaction costs and fees that are not included in the calculation of the tracked index. It is also possible that the Basket ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of its tracked index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Basket ETF or due to other circumstances.
THERE IS NO AFFILIATION BETWEEN THE BASKET ETF AND US, AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR INDEPENDENTLY VERIFIED, ANY DISCLOSURE BY THE BASKET ETF — We are not affiliated with the Basket ETF or the issuers of the component securities held by the Basket ETF or underlying its tracked index, and we nor our affiliates have participated in the preparation of, or independently verified, any information about the component securities held by the Basket ETF or the component stocks underlying its tracked index or any of the issuers of the component securities held by the Basket ETF or underlying its tracked index.
CURRENCY EXCHANGE RISK — Because the Basket ETF invests in stocks denominated in foreign currencies, changes in currency exchange rates may negatively impact the Basket ETF’s return.
NON-U.S. SECURITIES MARKETS RISKS — Because foreign equity securities held by the Basket ETF may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the BUyS involve particular risks such as more volatility than the U.S. securities markets, direct or indirect government intervention and varying availability of public information of foreign issuers.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUYS PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.
LACK OF LIQUIDITY — There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the levels of the Basket Components will affect the value of the BUyS more than any other single factor, the value of the BUyS will also be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or one or more of our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Basket Components and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Basket Components on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the BUyS.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET OR THE MARKET VALUE OF THE BUYS — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket or the value of the BUyS.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — We expect to treat the BUyS for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity or disposition of your BUyS, and (ii) your gain or loss on the BUyS should be capital gain or loss. However, significant aspects of the tax treatment of the BUyS are uncertain. For instance, a portion of any long-term capital gain you realize could be recharacterized as ordinary income, in which case an interest charge would apply. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1542J, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1542J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

Investor Solutions Group • New York • 212-250-9905